       EXHIBIT 99.1

Safe Bulkers, Inc. announces a new 23-months time charter at $63,000 average daily rate.

ATHENS, GREECE - August 04, 2008 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), announced today that it has entered into a new period time charter for a Panamax class vessel, for a minimum duration of 22 months and a maximum duration of 24 months, with forward delivery date on or about April 2009, at a gross daily rate of $73,000 for the first 12 months followed by $52,500 for the remaining period, in each case less 1.25% total commission.

Polys Hajioannou, CEO of the Company, said: “We consider this rate very attractive as it secures substantial revenues for two years starting from April 2009 up to and including the first quarter of 2011. At a strong average period daily rate of approximately $63,000 less 1.25% total commission, there is rather limited advantage for the Company to keep this vessel open, in pursuit of a further possible spot market upside. The nine months forward delivery date and the low commission structure are results of our efforts and ability to develop direct business with the industry’s major charterers.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the New York Stock Exchange where it trades under the symbol “SB”. The Company’s fleet consists of 11 drybulk vessels, all built post 2003, and the Company has contracted to acquire an additional nine drybulk newbuild vessels to be delivered at various times beginning in the second half of 2008 through 2010.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 210 895 7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com